EXHIBIT 11.1

PartnerRe Ltd.

Computation of Net Income Per Common and Common Share Equivalents

For the years ended December 31, 2004, 2003 and 2002

(Expressed in thousands of U.S. dollars, except per share amounts)

	December 31, 2004	December 31, 2003	December 31, 2002
Basic Net Income Per Share
Net income	$492,353	$467,679	$190,302
Preferred dividends	(21,485)	(29,390)	(20,000)

Net income available to common shareholders	$470,868	$438,289	$170,302
Weighted average number of common shares outstanding	53,490.8	52,238.6	50,551.0
Basic net income per share	$8.80	$8.23	$3.37
Diluted Net Income Per Share
Net income	$492,353	$467,679	$190,302
Preferred dividends	(21,485)	(29,390)	(20,000)

Net income available to common shareholders	$470,868	$438,289	$170,302
Weighted average number of common shares outstanding	53,490.8	52,238.6	50,551.0
Stock options	556.6	432.6	460.0
Class B warrants	—	224.7	896.7

Weighted average number of common and common share equivalents outstanding	54,047.4	53,895.9	51,907.7
Diluted net income per share	$8.71	$8.13	$3.28